Preliminary Terms To prospectus dated December 23, 2008, and prospectus supplement for market-linked notes dated October 25, 2010	Preliminary Terms No. 561 Registration Statement No. 333-156423 Dated October 25, 2010; Rule 433

Structured Investments	Morgan Stanley $ Equity-Linked Notes Linked to the Dow Jones Industrial AverageSM due May 29, 2014
General
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The notes are designed for investors who seek exposure to any moderate appreciation of the Dow Jones Industrial AverageSM over the term of the notes.  Investors should be willing to forgo interest and dividend payments as well as any appreciation of the Dow Jones Industrial AverageSM above 11.50%, in exchange for receiving the full principal amount per note at maturity.  Any payment on the notes is subject to the credit risk of Morgan Stanley.

•	Senior unsecured obligations of Morgan Stanley maturing May 29, 2014†.
•	Cash payment at maturity of principal plus the Additional Amount, if any, subject to the Maximum Payment at Maturity, as described below
•	Minimum denominations of $1,000 and integral multiples thereof.
•	The notes are expected to price on or about October 25, 2010 and are expected to settle on or about October 28, 2010.

Key Terms
Index:	The Dow Jones Industrial AverageSM (the “Index”)
Payment at Maturity:
The payment due at maturity per $1,000 principal amount will equal:
$1,000 + Additional Amount, if any; subject to the Maximum Payment at Maturity
In no event will the payment due at maturity be less than $1,000 per note or greater than the Maximum Payment at Maturity.

Additional Amount†:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	100%
Maximum Payment at Maturity:	$1,115 per note (111.5% of the stated principal amount)
Index Return:	Ending Index Level – Initial Index Level
Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about October 25, 2010.
Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Averaging Dates
Averaging Dates:	May 19, 2014, May 20, 2014, May 21, 2014, May 22, 2014 and May 23, 2014†
Maturity Date:	May 29, 2014†
Pricing Date:	October 25, 2010
Issue Date:	October 28, 2010 (3 business days after the Pricing Date)
CUSIP /ISIN:	617482PC2 / US617482PC23
†
Subject to postponement in the event of a market disruption event as described under “Description of Market-Linked Notes—Postponement of Observation Date and Averaging Dates” in the accompanying prospectus supplement for market-linked notes dated October 25, 2010.

Investing in the Principal Protected Knock-Out Notes involves a number of risks.  See “Risk Factors” beginning on page S-28 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of these preliminary terms.

Morgan Stanley has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which these preliminary terms relate.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov.  Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement for market-linked notes and these preliminary terms if you so request by calling toll-free 1-800-584-6837.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of these preliminary terms or the accompanying prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$	$	$
Total	$	$	$
(1)	Certain fiduciary accounts will pay a purchase price of $ per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)	Please see “Supplemental Plan of Distribution” in these preliminary terms for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
JPMorgan
Placement Agent

October 25, 2010

Additional Terms Specific to the Notes

You should read these preliminary terms together with the prospectus dated December 23, 2008, as supplemented by the prospectus supplement for market-linked notes dated October 25, 2010.  These preliminary terms, together with the documents listed below, contain the terms of the notes and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement for market-linked notes, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement for market-linked notes October 25, 2010:
http://www.sec.gov/Archives/edgar/data/895421/000095010310003063/dp19661_424b2.htm

•	Prospectus dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003004/dp12129_424b2-debt.htm

Terms used in these preliminary terms are defined in the prospectus supplement for market-linked notes or in the prospectus.  As used in these preliminary terms, the “Company,” “we,” “us” or “our” refers to Morgan Stanley.

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Index?

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of the Index Return from -80% to +80%.  The following table and examples assume an Initial Index Level of 11,000 and reflect the Participation Rate of 100% and the Maximum Payment at Maturity of $1,115. The following results are based solely on the hypothetical terms listed above.  You should consider carefully whether the notes are suitable to your investment goals.  The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity
19,800	80.00%	80.00%	$115	+	$1,000	=	$1,115
18,700	70.00%	70.00%	$115	+	$1,000	=	$1,115
17,600	60.00%	60.00%	$115	+	$1,000	=	$1,115
16,500	50.00%	50.00%	$115	+	$1,000	=	$1,115
15,400	40.00%	40.00%	$115	+	$1,000	=	$1,115
14,300	30.00%	30.00%	$115	+	$1,000	=	$1,115
13,200	20.00%	20.00%	$115	+	$1,000	=	$1,115
12,650	15.00%	15.00%	$115	+	$1,000	=	$1,115
12,265	11.50%	11.50%	$115	+	$1,000	=	$1,115
12,100	10.00%	10.00%	$100	+	$1,000	=	$1,100
11,550	5.00%	5.00%	$50	+	$1,000	=	$1,050
11,000	0.00%	0.00%	$0	+	$1,000	=	$1,000
10,450	-5.00%	0.00%	$0	+	$1,000	=	$1,000
9.900	-10.00%	0.00%	$0	+	$1,000	=	$1,000
9,350	-15.00%	0.00%	$0	+	$1,000	=	$1,000
8,800	-20.00%	0.00%	$0	+	$1,000	=	$1,000
7,700	-30.00%	0.00%	$0	+	$1,000	=	$1,000
6,600	-40.00%	0.00%	$0	+	$1,000	=	$1,000
5,500	-50.00%	0.00%	$0	+	$1,000	=	$1,000
4,400	-60.00%	0.00%	$0	+	$1,000	=	$1,000
3,300	-70.00%	0.00%	$0	+	$1,000	=	$1,000
2,200	-80.00%	0.00%	$0	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable at Maturity

Example 1: The level of the Index increases from the Initial Index Level of 11,000 to an Ending Index Level of 12,100.  Because the Ending Index Level of 12,100 is greater than the Initial Index Level of 11,000 by 10%, the Additional Amount is equal to $100 and the payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(12,100 – 11,000)/ 11,000] x 100%) = $1,100

Example 2: The level of the Index decreases from the Initial Index Level of 11,000 to an Ending Index Level of 8,800.  Because the Ending Index Level of 8,800 is lower than the Initial Index Level of 11,000, the payment per $1,000 principal amount note at maturity will only be the principal amount of $1,000.

Example 3: The level of the Index increases from the Initial Index Level of 11,000 to an Ending Index Level of 13,200.  Because the Ending Index Level of 13,200 is greater than the Initial Index Level of 11,000 by 20%, the Additional Amount would otherwise equal $200.  However, as the principal amount of $1,000 plus the Additional Amount exceeds the Maximum Payment at Maturity, the payment at maturity is equal to the Maximum Payment at Maturity of $1,115 per $1,000 principal amount note.

Selected Purchase Considerations

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REPAYMENT OF PRINCIPAL AT MATURITY — The payment due at maturity on the notes will be the full principal amount of the notes, regardless of the performance of the Index.  Because the notes are our senior unsecured obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

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LIMITED APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x the Participation Rate, provided that this payment, which we refer to as the Additional Amount, will not be less than zero. The amount payable at maturity is subject to a maximum payment and if the Index Return is greater than 11.5%, you will only receive the Maximum Payment at Maturity of $1,115 (111.5% of the stated principal amount) for each note you hold.

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DIVERSIFICATION OF THE DOW JONES INDUSTRIAL AVERAGESM — The return on the notes is linked to the Dow Jones Industrial AverageSM.  The Dow Jones Industrial AverageSM consists of 30 component stocks that are intended to be representative of the broad market of U.S. industry.  For additional information about the Dow Jones Industrial AverageSM, see information set forth under “Annex A—Underlying Indices and Underlying Index Publishers Information—Dow Jones Industrial AverageSM” of the accompanying prospectus supplement for market-linked notes.

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TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for market-linked notes, which contains the opinion of our special tax counsel, Davis Polk & Wardwell llp, with respect to the tax consequences of an investment in the notes.  Based on that opinion, subject to the conditions and limitations set forth in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for market-linked notes, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments,” as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  If the notes were priced on October 21, 2010, the “comparable yield” for the notes would be a rate of 2.5302% per annum, compounded semi-annually; however, the comparable yield will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above.  The comparable yield and the projected payment schedule for the notes will be provided in the final pricing supplement.

The comparable yield and the projected payment schedule will not be provided for any purpose other than the determination of U.S. Holders’ original issue discount (“OID”) accruals and adjustments in respect of the notes, and we make no representation regarding the actual amount of the payment that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index.  For a complete list of risk factors, see the “Risk Factors” sections of the accompanying prospectus supplement for market-linked notes dated October 25, 2010 and the accompanying prospectus.

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MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive.  YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.

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THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED BY THE MAXIMUM PAYMENT AT MATURITY. — The appreciation potential of the notes is limited by the Maximum Payment at Maturity of $1,115 per note, or 111.5% of the stated principal amount.  Because the payment at maturity will be limited to 111.5% of the stated principal amount for the notes, any increase in the Ending Index Level over the Initial Index Level by more than 11.5% of the Initial Index Level will not further increase the return on the notes.

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THE NOTES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE NOTES — You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley's creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the value of the notes.

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THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Index or the stocks underlying the Index.  If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero.  This will be true even if the value of the Index was higher than the Initial Index Level at some time during the term of the notes.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in these preliminary terms is based on the full stated principal amount of your notes, the original issue price of the notes will include the agents’ commissions and the cost of hedging our obligations under the notes through one or more of our affiliates.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase notes from you in secondary market transactions, if at all, will likely be significantly lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  Secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component securities of the Index would have.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Morgan Stanley & Co. Incorporated (“MS & Co.”) may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index or the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility in the Index;
•	the time to maturity of the notes;
•	the dividend rate on the securities underlying the Index;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the pricing date and during the term of the notes, including on the Averaging Dates, could affect the level of the Index in a way that may reduce the amount you will receive on the notes at maturity.

Historical Information

The following graph sets forth daily closing values of the Dow Jones Industrial AverageSM from January 1, 2005 through October 21, 2010.  The closing level of the Dow Jones Industrial AverageSM on October 21, 2010 was 11,062.78.  We obtained the closing values of the Index below from Bloomberg Financial Markets.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Ending Index Level.  We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

License Agreements
License Agreement between Dow Jones and Morgan Stanley.  “Dow JonesSM,” “DJIASM” and “Dow Jones Industrial AverageSM” are service marks of Dow Jones and have been licensed for use by Morgan Stanley.  See “Annex A—Underlying Indices and Underlying Index Publishers Information—Dow Jones Industrial AverageSM—License Agreement between Dow Jones and Morgan Stanley” in the accompanying prospectus supplement for market-linked notes.

Benefit Plan Investor Considerations

Your purchase of a note in a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “Benefit Plan Investor Considerations” in the prospectus supplement for knock-out notes.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC will act as placement agents for the notes and will receive a fee from the issuer that will not exceed $         per $1,000 principal amount note.